SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
Feel Golf Co., Inc. (Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 314294109
(CUSIP Number) Matthew Lawrence Schissler 7380 S. Eastern Ave #124376 Las Vegas, NV 89123 (Tel) 954.338.3547
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 27, 2012 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(1) Names of reporting persons

RED BOWL LIVING TRUST

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization

Nevada

Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power

83,333,333 (1)

(8) Shared Voting Power

0

(9) Sole Dispositive Power

83,333,333 (1)

(10) Shared Dispositive Power

0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

83,333,333 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)

78.2% (2)

(14) Type of Reporting Person (See Instructions)

OO

(1) The individual person with voting and dispositive control over these securities is Matthew Schissler, as trustee of the Red Bowl Living Trust.

(2) This percentage is based on 106,502,785 shares of common stock outstanding on November 29, 2012.

(1) Names of reporting persons

Matthew Lawrence Schissler

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization

United States of America

Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power

83,333,333 (1)

(8) Shared Voting Power

0

(9) Sole Dispositive Power

83,333,333 (1)

(10) Shared Dispositive Power

0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

83,333,333 (1)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent of Class Represented by Amount in Row (11)

78.2% (2)

(14) Type of Reporting Person (See Instructions)

IN

(1) These shares are held of record by Red Bowl Living Trust, of which the reporting person has voting and dispositive control.

(2) This percentage is based on 106,502,785 shares of common stock outstanding on November 29, 2012.

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Feel Golf Co., Inc., a California corporation (the “Company”). The address of the Company’s principal executive office is 510 Central Park Drive, Sanford, FL 32771.

ITEM 2.   Identity and Background

(a)            This Schedule 13D is being filed on behalf of Red Bowl Living Trust (“RB Trust”) and Matthew Schissler, an individual (“Mr. Schissler”).  The persons named in this paragraph are sometimes collectively referred to herein as the “Reporting Persons.”

(b)            The address for the Reporting Persons is 7380 S. Eastern Ave #124376, Las Vegas, NV 89123.

(c)            Mr. Schissler is the managing member of Pyrenees Investments, LLC, a private consulting firm.  The address for Pryrenees Investments, LLC is 7380 S. Eastern Ave #124376, Las Vegas, NV 89123.  Mr. Schissler is also a director of the Company.  RB Trust is a living trust established for the benefit of Mr. Schissler and his wife, Stephanie Schissler.  Mr. Schissler is a trustee of RB Trust and makes investment and voting decisions for RB Trust.

(d)            During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)            During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             RB Trust was established in Nevada and Mr. Schissler is a citizen of the United States.

ITEM 3.  Source of Amount of Funds or Other Compensation

 On November 27, 2012, the Company entered into a consulting agreement with Pyrenees Investments, LLC to provide strategic advice and consulting services (the “Consulting Agreement”).  Mr. Schissler serves as the managing member of Pyrenees Investments, LLC.   Pursuant to the Consulting Agreement, the Company issued as payment shares of restricted common stock equal to 83,333,333.  The Company issued 83,333,333 shares in the name of RB Trust, which Mr. Schissler is a trustee.

ITEM 4.  Purpose of Transaction

 The Reporting Persons received the shares of common stock in the above-described transaction as compensation for consulting services.  See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

 In his capacity as a majority shareholder and director of the Company, Mr. Schissler may actively pursue proposals which could relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.   Interest in Securities of the Issuer

(a)            The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons may be found in rows 11 and 13 of the Cover Pages, which hereby are incorporated by reference. Applicable percentages are based upon 106,502,785 shares of common stock outstanding as of November 29, 2012.

(b)            The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby are incorporated by reference.

(c)            See Item 3.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 The information disclosed in Items 3 and 4 is incorporated herein by reference.  To the best of each Reporting Person’s knowledge, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company.

ITEM 7.  Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Join Filing Agreement attached hereto as Exhibit A.

99.2
Consulting Agreement by and between the Company and Pyrenees Investments, LLC (Filed on November 29, 2012 as an exhibit to the Company’s Current Report on Form 8-K/A, and incorporated herein by reference.)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Red Bowl Living Trust

Date: December 6, 2012	/s/ Matthew Schissler
By: Matthew Schissler
Its: Trustee

/s/ Matthew Schissler
Matthew Schissler

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Red Bowl Living Trust

Date: December 6, 2012	/s/ Matthew Schissler
By: Matthew Schissler
Its: Trustee

Date: December 6, 2012	/s/ Matthew Schissler
Matthew Schissler